FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 19, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Accelerating Digital Future

MTS 25 years

Q4 & FY 2018

Financial & Operating Results

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q4 & FY 2018 HIGHLIGHTS

MTS Group — Key figures (RUB bln)	Q4 2018	Q4 2017	Change %	2018	2017	Change %
Revenue	130.1	116.8	11.3%	480.3	442.9	8.4%
of which: Russia	121.5	109.8	10.7%	448.1	412.3	8.7%
Adjusted OIBDA (1)	55.6	45.2	23.0%	220.9	179.8	22.9%
of which: Russia	53.0	43.7	21.3%	209.2	171.8	21.8%
Operating profit	28.9	23.0	26.1%	116.2	96.1	20.9%
Profit attributable to owners of the Company (2)	14.2	10.9	30.2%	6.8	56.0	-87.8%
Cash CAPEX				86.5	76.4	13.2%
Net debt (3)				232.8	204.3	13.9%
Operating cash flow (for 12 months)				154.4	144.6	6.7%
Free cash flow (for 12 months)				54.8	71.5	-23.3%

Mobile subscribers (mln)	Q4 2018	Q3 2018	Q-o-Q Change %	Q4 2017	Y-o-Y Change %
Total	105.3	105.5	-0.2%	106.5	-1.1%
Russia	78.0	78.0	0.1%	78.3	-0.4%
Ukraine (4)	19.7	19.9	-1.3%	20.8	-5.5%
Armenia	2.1	2.2	-1.1%	2.1	0.4%
Belarus (5)	5.5	5.4	1.1%	5.2	4.5%

Alexey Kornya, President and Chief Executive Officer, commented on the results:

The year 2018 has seen a remarkably strong performance by MTS. We made excellent progress along the road to fully implementing our digital transformation strategy. We noticeably strengthened our position in the Russian handset market. At the same time, our core telecom business benefited substantially from a better pricing environment in Russia and the continuing growth of demand for data across all markets of our operations. I am very pleased that I can say we achieved all the operational targets we set ourselves for 2018. Group revenue increased 8.4% year-over-year to RUB 480.3 bln, while Adjusted OIBDA grew 22.9% year-over-year to RUB 220.9 bln, including the impact of new IFRS standards. On a like for like basis and without the effect of MTS bank consolidation, Group revenue increased by 6.8% and Group Adjusted OIBDA rose a solid 5.1%. We maintain comfortable debt levels that compare very favourably with our international and domestic peers.

Our transformation towards a first-in-class digital services company continues. We took a number of important steps last year in line with our strategy to create a comprehensive digital ecosystem for our clients and customers. To better capture the potential offered by the key FinTech space, we consolidated control over MTS Bank, a highly complementary business to our core product, allowing us to offer new services to our customers, stimulate their loyalty and boost our future revenues. Furthermore, MTS introduced a range of innovative non-telco services for our retail customers, including an internet-based smart University and telemedicine services. In B2B segment, MTS noticeably strenghened its position on

(1)  Adjusted OIBDA doesn’t include a loss from impairment of non-current assets of RUB 2.6 bln for Q4 2017 and RUB 3.8 bln for FY 2017; and RUB 0.1 bln for Q4 2018 and FY 2018

(2)  Including provision for liability with respect to SEC and DOJ investigation

(3)  Excluding lease obligations

(4)  Including CDMA subscribers

(5)  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated the fast-growing cloud services market with the purchase of Avantage, one of the largest data centers in Russia, as well as with the acquisition of IT Grad, one of the leading cloud services providers in the country. On the technology side, in 2018 we further expanded our LTE network across our markets, as well as launched Russia’s first federal-level network for IoT services based on Narrow-band IoT technology, covering 49 Russian regions.

Looking ahead, we remain optimistic about the prospects of our key markets, in the context of relatively stable macroeconomics, a healthy competitive environment and continuing growth in data usage. Our progress on digital transformation places us in a highly advantageous position to drive future growth. We strongly believe that the underlying fundamental demand for our services continues to grow, helping to offset any impact of recent regulatory changes, supporting our profitability and re-enforcing our industry-leading balance sheet strength.

	Excluding impact of new standards (6)
MTS Group — Key figures (RUB bln)	Q4 2018	Q4 2017	Change %	2018	2017	Change %
Revenue	130.6	116.8	11.8%	482.5	442.9	8.9%
of which: Russia	121.9	109.8	11.0%	449.9	412.3	9.1%
Adjusted OIBDA (1)	47.8	45.2	5.8%	190.9	179.8	6.2%
of which: Russia	45.9	43.7	5.1%	181.8	171.8	5.8%
Operating profit	26.4	23.0	15.0%	108.8	96.1	13.2%
Profit attributable to owners of the Company (2)	15.7	10.9	44.7%	9.2	56.0	-83.6%
Cash CAPEX				86.5	76.4	13.2%
Net debt (3)				237.8	204.3	16.4%
Net debt / LTM Adjusted OIBDA (1)				1.2x	1.1x	n/a
Operating cash flow (for 12 months)				137.3	144.6	-5.1%
Free cash flow (for 12 months)				42.5	71.5	-40.6%

(6)  Here and onwards in this document under new standards we imply IFRS 9, 15 and 16

KEY CORPORATE DEVELOPMENTS

M&A AND INVESTMENTS

In January and February, MTS acquired Ponominalu.ru (78.2%) and Ticketland.ru (100%), the leading players in the Russian event e-ticketing industry. The acquisitions allow MTS to enter the promising event ticketing market and establish itself as a leading ticket operator in Russia, while simultaneously broadening MTS’s suite of digital services and integrating a key new product into its existing loyalty program and mobile app ecosystem. The Ticketland.ru transaction was priced at RUB 3.25 bln, including net debt. Ponominalu.ru has been valued at RUB 495 mln for a 100% stake, including net debt.

***

In July, MTS’s wholly-owned subsidiary Mobile TeleSystems B.V. acquired a 28.63% stake in MTS Bank PJSC from Sistema PJSFC for RUB 8.27 bln. As a result of the deal, MTS’s share in MTS Bank increased from 26.61% to 55.24%.

In February 2019, MTS acquired another 39.48% stake in MTS Bank, increasing its share to 94.72%. Greater integration simplifies interaction between MTS and MTS Bank, speeds up the decision-making process, reduces time-to-market for digital financial products and allows better utilization of MTS’s retail networks to expand the bank’s reach.

***

In September, MTS acquired 100% of the share capital of Avantage LLC for RUB 8.9 bln (including net debt). Avantage LLC owns the Avantage data processing center project in Lytkarino, Moscow region, one of the largest data centers in Russia by number of racks. The data center in Lytkarino increases the number of data centers in MTS’s federal network to 10.

***

In September, MTS acquired a 13.7% stake for USD 12 million (RUB 824 mln) in Youdo Web Technologies Limited (Cyprus), the owner of Youdo, one of the largest Russian online service providers matching freelance labor demand and supply for everyday and business tasks. Youdo Group is the leader in the labor exchange market for cleaning, repair, freight, courier delivery and other services in the C2C and B2B segments.

***

In January 2019, MTS announced the acquisition of 100% of the share capital of IT-Grad 1 Cloud LLC, one of the country’s leading cloud service providers, for RUB 2.5 bln (including net debt). The transaction greatly improves MTS’s capability in the cloud services market and enables MTS to significantly increase the efficiency of #CloudMTS.

***

In February 2019, MTS sold its 18.69% stake in Ozon Holdings Limited for RUB 7.9 bln. In total, MTS invested RUB 5.9 bln in Ozon since 2014. The decision was made due to Ozon’s shareholder structure, which would limit MTS’s ability to increase its share to a controlling stake, and hinder any further integration of Ozon services into the MTS ecosystem.

CORPORATE NEWS

In March, MTS named Alexey Kornya President and Chief Executive Officer of MTS.

***

In April, MTS Board of Directors approved a number of appointments to senior management: Andrey Kamensky, Vice President, Finance, Investments and M&A; Alexander Gorbunov, Vice President, Strategy and Development.

***

In September, MTS Board of Directors approved the following changes to senior management: Valery Shorzhin was appointed Vice President, Digital Business Solutions; Alexey Goryachkin took over the position of Vice President, Procurement and Administration; the position of Vice President, Financial Technologies was terminated and Alexander Gorbunov, Vice President, Strategy and Development assumed responsibility for FinTech.

***

In February 2019, MTS announced the appointment of Kirill Dmitriev as Vice President, Digital Solutions for Home; and Inessa Galaktionova as Vice President, Sales and Customer Service.

***

In February 2019, MTS launched a review of the Company’s equity capital markets strategy and existing listing structure. The goal of the review is to evaluate the Company’s equity financial strategies to optimize available liquidity, and minimize the costs relative to the benefits achieved, for both the Company and its investors. MTS continues to see strategic benefits of being a publicly listed company, and reaffirms its deep commitment to the highest levels of transparency and best-in-class disclosure standards.

SHARE REPURCHASE

On July 2, MTS launched a program to repurchase shares of common stock and ADSs under authorization of the Board of Directors for an amount of up to RUB 30 bln, which includes funds used for purchasing the Company’s shares from Sistema Finance over two years. The Company may execute repurchases under the Repurchase Plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The repurchases are carried out by the Company’s wholly-owned subsidiary Bastion LLC.

BONDS AND LOAN AGREEMENTS

In March, MTS made a partial early repayment of the 10-year USD-denominated credit facility from Calyon, ING Bank N.V., Nordea Bank AB and Raiffeisen Zentralbank Osterreich AG in the amount of RUB 12,668 mln (USD 224.7 mln). In June, MTS paid down the remaining amount. The early repayment of the loan is a part of the Company’s debt optimization strategy aimed at taking advantage of favorable market conditions to decrease the overall cost of debt and increase its overall tenor.

***

In March, MTS issued two series of RUB 10 bln exchange-traded bonds, each with a semi-annual coupon rate of 7.10% and 7.25% and a maturity of 3.5 years and 7 years respectively on MOEX.

***

In April, MTS issued a RUB 6.8 bln exchange-traded series BO-01 bond through a secondary placement with a coupon rate of 6.85%. The bond was issued on April 3, 2013 with the initial coupon rate of 8.25%. On April 2, 2018, MTS repurchased RUB 7.4 bln and set a new 6.85% coupon rate.

***

In May, MTS restructured two existing loans from Sberbank of Russia for a total amount of RUB 35 bln and signed two loan agreements with PJSC VTB Bank for a total amount of RUB 50 bln. In Q3 MTS signed an agreement with VTB to increase limit of one of its credit lines and raised credit facilities from VTB Bank for a total amount of RUB 75 bln.

***

In July and September, MTS has restructured credit facilities at Sberbank for a total amount of RUB 110 bln, which resulted in reduced interest rates and extended maturities for the respective loans.

***

In September, MTS has repurchased local bonds for RUB 8.9 bln, exercising its right under a put-option.

PARTNERSHIPS

In July, MTS became the leading partner for Asus in the Russian smartphone market. Our cooperation includes promoting Asus mobile devices and developing new products, as well as exchanging information on technological trends in Russia.

***

In August, MTS and Microsoft launched cloud services based on the integrated Microsoft Azure Stack system to offer to corporate clients in Russia. Clients will get access to IaaS and PaaS services as well as unified tools for application development.

***

In August, MTS and Vodafone Group extended their 2008 strategic partnership agreement. Under the agreement, Vodafone will assist MTS with its digital business transformation, as well as the development and market launch of innovative MTS solutions and products.

***

In October, MTS and Sberbank announced their cooperation to support the development of innovative technological projects in Russia. MTS accelerator MTS StartUp Hub joined Sberbank’s accelerator and 500 Startups, one of the largest American accelerators.

DIGITAL DEVELOPMENT

In April, MTS launched a cloud-based service for personal data storage and processing to help businesses protect personal data of their clients and employees, and meet the data protection requirements under Russian legislation.

***

In August, MTS launched SIM-card terminals with ID recognition, the first of which has been installed in the city of Innopolis in Tatarstan. The terminal can issue SIM-cards to new MTS subscribers. Any Russian passport holders over the age of 18 can receive a SIM-card through this terminal.

***

In September, MTS entered the e-learning market and launched the online education platform Smart University. The first course within the new program was a preparatory course for the Unified State Exam in the English language.

IOT DEVELOPMENT

In April, MTS signed a partnership agreement with the Administration of St. Petersburg to develop Smart City infrastructure. In the next two years, MTS will launch an IoT pilot zone in the city based on NB-IoT networks to introduce Smart City technologies.

***

In June, at Startup Village 2018, MTS and Skolkovo signed a partnership agreement on cooperation in developing Smart City technologies. As the first step under the agreement, the partners launched an IoT pilot zone based on NB-IoT networks at the Skolkovo technopark.

***

In July, MTS launched the first tariff plan adaptive for different IoT devices, which includes seven ready-made solutions to suit different types of smart equipment and industry features characteristic to business customers.

***

In October, MTS issued SIM-cards based on NB-IoT technology in 16 cities across Russia. New SIM-cards provide access to NB-IoT network which allows our business clients to optimize IoT-related costs due to larger network capacity, high radio sensitivity, lifespan of any connected devices, as well as lower equipment costs.

NETWORK DEVELOPMENT

In May, MTS launched the first commercial broadband Gigabit Class LTE network with LAA technology in Eastern Europe in cooperation with Ericsson and Qualcomm Technologies, Inc. The network showed downlink speeds of up to 979 Mbps during the trial held in the Republic of Bashkortostan.

TARIFF POLICY

In August-September, MTS terminated charging for incoming on-net calls in Russia within all its tariff plans.

UKRAINE

In January, VF Ukraine PrJSC, the Company’s wholly owned subsidiary serving the Ukraine market under the Vodafone brand, secured a 4G license in the 2510-2520 / 2630-2640 MHz band as the result of a national auction. The cost of the license is RUB 1.27 bln (UAH 631 mln). In March 2018, VF Ukraine acquired a 4G license in the 1780-1785 / 1875-1880 MHz band for RUB 1.59 bln (UAH 742 mln) and in the 1750-1770 / 1845-1865 MHz band for RUB 2.29 bln (UAH 1,060 mln).

TURKMENISTAN

In July, MTS filed a Request for Arbitration against the Sovereign State of Turkmenistan with the World Bank’s International Center for Settlement of Investments Disputes (“ICSID”) in order to protect its legal rights and investments in Turkmenistan. The Company’s total losses are estimated to be at least USD 750 million.

GROUP BUSINESS PERFORMANCE

Group Highlights (RUB bln)	Q4 2018	Q4 2017	Change %		2018	2017	Change %
Revenue	130.1	116.8	11.3%		480.3	442.9	8.4%
Adjusted OIBDA	55.6	45.2	23.0%		220.9	179.8	22.9%
margin	42.8%	38.7%	4.1	pp	46.0%	40.6%	5.4	pp
Profit attributable to owners of the Company	14.2	10.9	30.2%		6.8	56.0	-87.8%
margin	10.9%	9.3%	1.6	pp	1.4%	12.7%	-11.3	pp

CONSOLIDATED FINANCIAL HIGHLIGHTS

MTS Group reported strong Q4 2018 numbers as Group revenue grew 11.3% year-over-year totaling RUB 130.1 bln. For the year, Group Revenue grew by 8.4% year-over-year to RUB 480.3 bln, mostly fueled by strong performance in the Russian market, benefitting from a strengthening pricing environment, continuing growth of data usage and a robust growth of handset sales, alongside the Company’s consolidation of MTS Bank. The adoption of new IFRS standards had a slightly negative effect on revenue.

Group Adjusted OIBDA for the Q4 2018 significantly increased by 23.0% year-over-year to RUB 55.6 bln. For the total year, Group Adjusted OIBDA grew 22.9% year-over-year reaching RUB 220.9 bln as Group Adjusted OIBDA increased to 46.0% under new IFRS standards. Excluding the impact of new accounting standards, Group Adjusted OIBDA grew by 6.2% to RUB 190.9 bln.

In its Q3 2018 financial statements, MTS reserved RUB 55.8 bln (USD 850 mln) as the potential liability with respect to the investigation being conducted by the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ) in relation to its former operations in Uzbekistan. In Q4 2018 MTS accounted for another RUB 3.3 bln to reflect the change in RUB/USD exchange rate.

On March 7, 2019 MTS announced that it reached a resolution with the U.S. Department of Justice (DOJ) and a settlement with the U.S. Securities and Exchange Commission (SEC). In connection with the agreements, MTS agreed to pay the aggregate amount of USD 850 mln, in line with the amount reserved previously.

As a result of this provision recognition, Group net profit for the year totaled RUB 6.8 bln. Excluding this one-off factor, the Group would have reported Net profit of RUB 65.9 bln.

Group Adjusted OIBDA Factor Analysis (RUB bln) (7)

Group Net Profit Factor Analysis (RUB bln) (7)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln) (8)	As of December 31, 2018	As of September 30, 2018
Current portion of LT debt	3.3	13.9
LT debt	365.5	362.5
Total debt	368.7	376.5
Less:
Cash and cash equivalents	84.1	101.1
ST investments	47.9	46.4
LT deposits	0.1	0.1
SWAPs	1.1	1.2
Effects of hedging of non-ruble denominated debt	2.8	0.7
Net debt	232.8	226.9

(7)  Totals may differ due to rounding

(8)   Excluding lease obligations

By the end of the year, total debt stood at RUB 368.7 bln (excluding debt issuance costs). Total debt showed a decrease compared to the end of the previous quarter as a result of the RUB 10 bln Exchange-traded Series 001P-04 Bonds redemption on December 4, 2018.

Debt Repayment Schedule (RUB bln)

Bonds BO-02, BO-01 ruble bonds contain put options that as of December 31, 2018, MTS expected to be exercised in September 2019 and in March 2020 respectively

Net debt to LTM Adjusted OIBDA ratio

The Net debt to LTM Adjusted OIBDA ratio (9) remained unchanged at a comfortable level of 1.2x.

Gross/Net debt structure by currency (10)

(9)  Excluding effect of new standards

By the end of 2018, non-ruble debt comprised around 8% of the Group’s gross debt and largely consisted of two outstanding Eurobonds due in 2020 and 2023. MTS executes a prudent approach to hedging against a weaker ruble with all bilateral loans almost fully hedged. MTS also partially hedges Eurobonds due in 2023.

Weighted average interest rates

(as of December 31, 2018)

As of December 31, 2018, the weighted average interest rate slightly increased to 8.0% since the end of Q3 2018.

SHAREHOLDERS REMUNERATION

For the calendar year, MTS paid out RUB 52.0 bln or RUB 26.0 per share in accordance with its dividend policy for 2016-2018.

(10)  Including FOREX hedging in the amount of USD 463.9 mln as of December 31, 2018

Share Repurchase	# of shares, incl. ADSs	% of share capital	Average price per share (RUB)(11)	Total amount spent (RUB)(11)
Shares acquired in Q4 2018 under the Repurchase Plan	29,729,484	1.49%	268.57	7,984,352,105
Total shares acquired since the launch of the Repurchase Plan (12)	77,596,743	3.88%	264.89	20,554,972,811

On July 2, 2018, MTS launched a new program to repurchase shares of common stock and ADSs for an amount of up to RUB 30 bln. MTS also entered into a sale and repurchase agreement with Sistema Finance, a subsidiary of Sistema PJFSC, MTS’s controlling shareholder, to acquire any number of shares proportional to any shares acquired from the market. The Repurchase Plan is executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and is carried out by the Company’s wholly-owned subsidiary Bastion LLC.

In Q4 2018, under the Repurchase Plan, Bastion acquired 29,729,484 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 1.49% of share capital issued by MTS.

In total, since the launch of the Repurchase plan, Bastion (as of February 28, 2019) acquired 77,596,743 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 3.88% of share capital issued by MTS. This includes shares of Common Stock acquired from Sistema Finance.

Cash CAPEX Breakdown (RUB bln)	2018	2017
Russia	75.1	65.2
as % of revenue	16.8%	15.8%
Ukraine (13)	9.3	10.3
as % of revenue	31.4%	39.4%
Armenia	2.0	0.9
as % of revenue	26.4%	12.5%
Turkmenistan	—	0.1
as % of revenue	n/a	3.9%
Group (13)	86.5	76.4
as % of revenue	18.0%	17.3%

Full-year capital expenditures amounted to RUB 86.5 bln (excluding purchases of licenses in Ukraine) with CAPEX/Revenue ratio of 18.0%.

MTS increased its investments in Russia, focusing on network construction to deliver better 4G coverage. In total, over 21,500 base stations were built in 2018 across 83 regions of Russia, of which over 13,400 were LTE base stations. As a result, by the end of the 2018, LTE population coverage increased to 68%. MTS also continued expanding its fiber-optic network. By the end of 2018, the penetration of FTTB and GPON reached 93.2%.

(11)  The actual average price and total amount spent may differ from the settlement price, due to commissions, fees and other related expenses

(12)  As of February 28, 2019

(13)  Excluding costs of RUB 5.5 bln related to the purchase of 4G licenses in Ukraine in 2018

Cash Flow (RUB bln)	For the year ended December 31, 2018	For the year ended December 31, 2017
Net cash provided by operating activities	154.4	144.6
Adjusted for:
Purchases of property, plant and equipment	(64.7)	(53.4)
Purchases of intangible assets (14)	(21.8)	(23.1)
Cost to obtain and fulfill contracts	(4.8)	—
Purchase of Avantage	(7.6)	—
Proceeds from sale of property, plant and equipment	5.9	4.3
Investments in associates	(3.9)	(0.7)
Acquisition of subsidiaries	(3.4)	(0.4)
Proceeds from sale of subsidiaries	0.6	—
Free cash flow	54.8	71.5

Free cash flow decreased to RUB 54.8 bln in 2018 from RUB 71.5 bln in 2017. The acquisition of e-ticketing services Ticketland and Ponominalu, investments in Ozon Holdings and Youdo Web Technologies Limited together with higher CAPEX related to network construction, resulted in a decline of free cash flow by approximately 23% year-over-year. Free cash flow was also positively impacted by the adoption of new IFRS standards.

RUSSIA

Russia Highlights (RUB bln)	Q4 2018	Q4 2017	Change %		2018	2017	Change %
Revenue	121.5	109.8	10.7%		448.1	412.3	8.7%
mobile	79.3	78.0	1.6%		312.6	304.0	2.8%
fixed	15.3	15.3	-0.4%		60.4	60.8	-0.6%
bank	6.3	—	n/a		11.9	—	n/a
integrated services	2.7	2.0	34.3%		7.4	5.6	32.7%
other services	0.6	—	n/a		1.3	—	n/a
sales of goods	21.7	17.7	22.4%		69.2	52.5	31.7%
Adjusted OIBDA (15)	53.0	43.7	21.3%		209.2	171.8	21.8%
margin	43.6%	39.8%	3.8	pp	46.7%	41.7%	5.0	pp
Net profit	19.3	13.4	44.4%		68.1	59.0	15.4%
margin	15.9%	12.2%	3.7	pp	15.2%	14.3%	0.9	pp

MTS continued its solid performance in 2018 as revenue in Russia increased by 8.7% to RUB 448.1 bln, largely supported by an increase in mobile service revenue, robust growth in sales of goods and the consolidation of MTS bank. Overall, all revenue streams demonstrated a positive dynamic with the exception of fixed business.

For the year, Russia Adjusted OIBDA grew by 21.8% in 2018 to RUB 209.2 bln, an encouraging dynamic mainly driven by the adoption of new IFRS standards and top-line growth. Meanwhile, an increase in annual spectrum fees and the cancellation of internal roaming were the key factors restraining further Adjusted OIBDA growth. For 2018, Russia Adjusted OIBDA margin stood at 46.7%.

In mobile business, revenue increased by 2.8% to RUB 312.6 bln, reflecting a healthy environment in Russia’s mobile market and growing data usage. A

(14)  Excluding costs of RUB 5.5 bln related to the purchase of 4G licenses in 2018

(15)  Adjusted OIBDA for Q4 2017 / FY 2017 and Q4 2018 / FY 2018 doesn’t include a loss from impairment of non-current assets of RUB 0.6 bln and RUB 0.2 bln respectively slowdown in mobile business growth rates was a result of internal roaming cancellation, increase in spectrum fees as well as an effect of the higher base of 2017.

By the end of December, the number of subscribers in Russia stabilized at 78.0 mln.

MTS’ fixed business showed a slight revenue decrease of 0.6% year-over-year due to the continued weakening of the fixed-telephony segment.

Fixed-line revenue(RUB bln)	Q4 2018	Q4 2017	Change %	2018	2017	Change %
Total	15.3	15.3	-0.4%	60.4	60.8	-0.6%
B2C	7.7	7.5	1.7%	30.3	30.0	1.0%
B2B+B2G+B2O	7.6	7.8	-2.4%	30.1	30.7	-2.3%

According to internal estimates, by the end of Q4 2018, the Company’s B2C broadband market share in Moscow grew to 38.0% and its pay-TV market share to 43.0%. The number of GPON users also grew to 1.95 mln as MGTS continued to benefit from its market-leading FTTH GPON network.

Since Q3 2018, MTS started to include MTS Bank results following the consolidation of 55.24% stake in July 2018. In H2 2018, the bank added RUB 11.9 bln to Russia revenue.

Revenue from MTS’ integration business in 2018 grew to RUB 2.7 bln in Q4 2018 and totaled RUB 7.4 bln in 2018, driven by an increase in the number of projects and technical support services.

Revenue contribution from other services, e- ticketing operators and cybersport club, demonstrated a significant increase compared to the previous quarters mainly as a result of seasonality factors.

MTS witnessed an impressive 31.7% year-over-year growth in sales of goods fueled both by strong sales of handsets and accessories and sales of software products. Sales of software products grew more than 1.5x in 2018 compared to the previous year as a result of several large supply contracts of Microsoft licenses delivered by NVision Group in the reporting period.

One of the main factors contributing to the growth of handset sales was the soaring popularity of MTS’ Cashback and Trade-in loyalty programs that encouraged consumers to update their smartphones. Cashback became the most efficient tool to attract customers. In 2018 almost half of all smartphones within MTS Retail were bought via the Cashback program.

In 2018, the average price of smartphones increased by 32% year-over-year to RUB 15,600 driven by strong consumer demand for high-end and mid-end models. Among the top-3 best-selling brands were Honor / Huawei, Samsung and Apple.

Handsets and Accessories Sales (RUB bln) and Gross Margin (%)

By the end of Q4 2018, gross margin in handsets sales stood at 8.6%.

MTS Retail (# of stores at the end of the period) (16)

By the end of 2018, the number of stores in MTS Retail slightly increased to 5,879.

In 2018, MTS continued to strengthen the online presence of its retail. For the year, MTS online sales exceeded RUB 6.9 bln, up 33.8% year-over-year. In the reporting period, the Group improved its online shop shop.mts.ru by integrating two new features - online ordering for B2B clients and a trade-in calculator.

Smartphone penetration and mobile internet penetration continued to grow at MTS and reached 70.1% and 58.8%, respectively, by the end of Q4 2018.

The Group took further steps to develop its financial services. The consolidation of MTS Bank accelerates the launch of products converging different offerings in finance and telecoms. One of the key recent developments was the initiative under which most of new customers sign a banking contract alongside a telecoms contract.

(16)  Including franchises

Number of MTS Money cards issued (mln)

At the end of 2018, the number of MTS Money cards issued reached 5.4 mln, while the total credit portfolio under MTS Money project grew to RUB 21.6 bln.

1-month active users of My MTS app (mln)

MTS continued to witness the growing popularity of its self-care app MyMTS as the number of monthly users reached 14.1 mln by the end of 2018.

UKRAINE

Ukraine Highlights (UAH bln)	Q4 2018	Q4 2017	Change %		2018	2017	Change %
Revenue	3.5	3.2	9.5%		12.9	11.9	8.0%
OIBDA	1.8	1.4	32.0%		6.9	5.2	33.5%
margin	52.7%	43.7%	9.0	pp	53.8%	43.6%	10.2	pp
Net profit	0.5	0.7	-20.1%		1.8	2.2	-18.1%
margin	15.4%	21.1%	-5.7	pp	14.3%	18.9%	-4.6	pp

In Ukraine, revenue grew 8.0% year-over-year, predominantly driven by growth in data consumption benefiting from increasing smartphone penetration and users migrating to Voice & Data tariff plans. The growth in sales of goods also had a positive effect on the top line results.

New IFRS standards positively impacted OIBDA, which demonstrated growth of 33.5% year-over-year totaling UAH 6.9 bln in 2018. OIBDA margin improved to 53.8%. On a like-for-like basis, excluding the impact of new accounting standards, OIBDA increased by 13.3% year-over-year on the back of the top-line growth.

In 2018, the Group continued to focus on the network coverage and the quality of services. By the end of 2018, 3G coverage reached 85% and 4G coverage — 45% of Ukraine’s population. The number of smartphone and mobile data users grew by 7.9% and 9.9% respectively. In January and March 2018, the Group secured 4G licenses in active preparation for the further development of the LTE network.

In Q4 2018, the Group witnessed a further decrease in subscribers to 19.7 mln.

OTHER FOREIGN MARKETS: ARMENIA AND BELARUS

Armenia Highlights (AMD bln)	Q4 2018	Q4 2017	Change %	2018	2017	Change %
Revenue	15.0	14.5	3.2%	57.9	56.8	2.0%
OIBDA	5.6	7.1	-20.4%	26.0	26.0	stable
margin	37.6%	48.8%	-11.2%	44.9%	45.8%	-0.9%
Net (loss)/profit	-6.9	—	n/a	-4.6	5.3	n/a
margin	n/a	n/a	n/a	n/a	9.3%	n/a

For 2018, Armenia saw a slight revenue increase of 2.0% year-over-year driven by booming growth in sales of goods witnessed in the last quarter of the year.

FY 2018 OIBDA remained flat at AMD 26.0 bln while OIBDA margin decreased to 44.9%. On a like-for-like basis, excluding the impact of new accounting standards, OIBDA showed a decline of 9.1% year-over-year due to one-off expenses mostly related to inventories write-offs.

Armenia slightly increased its subscriber base by 0.4% year-over-year to 2.1 mln.

Belarus Highlights (BYN mln)	Q4 2018	Q4 2017	Change %		2018	2017	Change %
Revenue	252.9	212.0	19.3%		898.1	763.7	17.6%
OIBDA	124.6	91.9	35.5%		489.6	356.5	37.3%
margin	49.2%	43.4%	5.8	pp	54.5%	46.7%	7.8	pp
Net profit	64.3	57.4	12.1%		250.9	217.1	15.6%
margin	25.4%	27.1%	-1.7	pp	27.5%	28.4%	-0.9	pp

In Belarus, MTS’s market leadership remained strong with FY 2018 revenue reaching BYN 898.1 mln, up 17.6% year-over-year. The main drivers were the continued growth in data usage, adoption of value-added services and higher handset sales.

For the year, OIBDA showed impressive growth of 37.3% year-over-year under new IFRS standards and a solid increase of 17.0% year-over-year, excluding the impact of new IFRS standards, mainly reflecting positive dynamics in the top line. OIBDA margin stood at 54.5%.

By the end of the year, the subscriber base continued its growth, reaching a total of 5.5 mln.

2019 OUTLOOK

MTS has adopted IFRS 9, Financial Instruments; IFRS 15, Revenue from Contracts with Customers; and IFRS 16, Leases from January 1st 2018.

Outlook includes the effect from IFRS 9, 15 and 16, and the effect from MTS Bank consolidation.

Group Revenue:

For 2019, MTS forecasts above 3% revenue growth, based on the following factors:

•                        Rising data consumption and weaker voice usage, due to voice-data substitution and data adoption;

•                        Competitive dynamics in distribution and reduced SIM-card sales in Russia;

•                        Changes in regulation, including cancellation of internal roaming and VAT increase in Russia;

•                        Increased sales of handsets in Russia;

•                        Continued growth in UAH-denominated revenues in Ukraine; and

•                        Service revenues in other foreign subsidiaries and currency volatility in relation to the Russian ruble.

Group Adjusted OIBDA:

MTS estimates its outlook on Group Adjusted OIBDA growth rate to be slightly negative with a target to keep the OIBDA flat in consideration of the following factors:

•                        High base effect of 2018;

•                        Changes in regulatory environment;

•                        Competitive factors and on-going uncertainty over potential optimization of retail distribution;

•                        Increases in labor costs;

•                        Market sentiment and the prospective growth in usage of high-value products;

•                        Developments in foreign subsidiaries; and

•                        Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

FY2018 — FY 2019 CAPEX spending estimated to be RUB 160 bln, due to a number of factors:

•                        Further incremental improvements and enhancements to LTE networks;

•                        Implementation of infrastructure and spectrum sharing projects within Russia;

•                        Roll-out of LTE services in Ukraine;

•                        Evolution of commercial 5G solutions and introduction into Russian market; and

•                        Continued investments in digital products and services.

MTS lowers its estimate of an additional investment required to comply with the Yarovaya law from RUB 60 bln to RUB 50 bln over five years starting from July, 2018.

Overall, for 2019 MTS expects its CAPEX spending to be up to RUB 90 bln (including investments required for the Yarovaya Law).

Yarovaya law

On April 12, 2018, the Russian Government adopted Federal Law No 374-FZ dated July 6, 2016, or the so-called “Yarovaya Law”, which governs data storage requirements. Telecom operators are now directed to store voice and SMS communications beginning from July 1, 2018 and are required to store data communications from October 1, 2018. Operators are required to store data for up to six months, all of which will require investments in storage capabilities. Current adjusted MTS estimate of an additional investment to comply with the Yarovaya law stands at RUB 50 bln.

NEW IFRS STANDARDS

IFRS 9, Financial Instruments.

IFRS 9 regulates the classification and measurement of financial assets and liabilities and requires certain additional disclosures. The primary changes relate to the assessment of hedging arrangements and provisioning for potential future credit losses on financial assets, as well as recognition of modification gain or loss for all revisions of estimated payments or receipts, including changes in cash flows arising from a modification or exchange of a financial liability, that does not result in its derecognition.

IFRS 15, Revenue from Contracts with Customers.

This standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. It replaced the existing standards IAS 18, Revenue, and IAS 11, Construction Contracts. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the standard, an entity recognizes revenue when (or as) a performance obligation is satisfied, i. e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios that exists in the current guidance. The main effect of the standard on the Group’s consolidated financial statements related to the deferral of certain incremental costs incurred in acquiring or fulfilling a contract with a customer. Such contract costs are amortized over the period of benefit.

IFRS 16, Leases.

This standard principally requires lessees to recognize assets and liabilities for all leases and to present the rights and obligations associated with these leases in the statement of financial position. The standard also includes new provisions on the definition of a lease and its presentation, on disclosures in the notes, and on sale and leaseback transactions.

CONFERENCE CALL DETAILS

The management of Mobile TeleSystems (MTS) will be holding a conference call to discuss the Company’s Q4 and FY 2018 Financial and Operating Results on March 19, 2019.

The conference call will start at:

Moscow:	18:00
London:	15:00
New York:	11:00

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 90639935#

From Russia:
+7 495 646 93 15 (Local access)
8 800 500 98 63 (Toll free)

From the UK:
+44 207 194 37 59 (Local access)
0800 376 61 83 (Toll free)

From the US:
+1 646 722 49 16 (Local access)
1 844 286 06 43 (Toll free)

The webcast will be available at:

https://webcasts.eqs.com/mobiletele20190319

The earnings release will be posted at approximately 15:00 (Moscow) / 12:00 (London) at:
http://ir.mts.ru/investors/financial-center/financial-results

A replay of the conference call will be available for ten days on the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)
From the UK: +44 203 364 51 47 (Local access)
From the US: +1 646 722 49 69 (Local access)

Replay pass code: 418836353#

CONTACT INFORMATION

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at http://ir.mts.ru/ir-blog/ and follow us on Twitter: @MTS_IR

ATTACHMENTS

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bln)	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Operating profit	23.0	26.8	27.6	32.8	28.9
Add: D&A	19.6	25.3	26.3	26.5	26.5
Loss from impairment of non-current assets	2.6	—	—	—	0.1
Adjusted OIBDA	45.2	52.1	53.9	59.3	55.6

Russia (RUB bln)	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Operating profit	25.6	26.8	27.7	32.1	29.6
Add: D&A	17.5	22.8	23.4	23.4	23.2
Loss from impairment of non-current assets	0.6	—	—	—	0.2
Adjusted OIBDA	43.7	49.6	51.1	55.5	53.0

Ukraine (RUB bln)	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Operating profit	1.5	1.2	1.8	2.0	1.7
Add: D&A	1.5	2.0	2.3	2.4	2.6
OIBDA	3.0	3.2	4.1	4.4	4.4

Armenia (RUB mln)	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Operating profit	271	183	150	370	92
Add: D&A	584	589	670	637	677
OIBDA	856	772	821	1,006	769

Turkmenistan (RUB mln)	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Operating loss	(2,412)	(136)	(142)	(72)	(464)
Add: D&A	37	—	—	—	—
Loss from impairment of non-current assets	2,057	—	—	—	—
Adjusted OIBDA	(317)	(136)	(142)	(72)	(464)

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Operating margin	19.6%	24.8%	24.1%	25.7%	22.2%
Add: D&A	16.8%	23.5%	23.0%	20.7%	20.4%
Loss from impairment of non-current assets	2.3%	—	—	—	0.1%
Adjusted OIBDA margin	38.7%	48.3%	47.1%	46.3%	42.8%

Russia	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Operating margin	23.3%	26.5%	26.1%	27.0%	24.4%
Add: D&A	16.0%	22.6%	22.0%	19.7%	19.1%
Loss from impairment of non-current assets	0.5%	—	—	—	0.1%
Adjusted OIBDA margin	39.8%	49.1%	48.0%	46.6%	43.6%

Ukraine	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Operating margin	22.1%	20.1%	23.8%	24.5%	20.8%
Add: D&A	21.5%	32.6%	31.1%	30.5%	31.9%
OIBDA margin	43.7%	52.8%	54.9%	54.9%	52.7%

Armenia	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Operating margin	15.5%	11.4%	8.2%	18.2%	4.4%
Add: D&A	33.3%	36.5%	36.7%	31.2%	33.0%
OIBDA margin	48.8%	47.9%	44.9%	49.4%	37.4%

Turkmenistan	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Operating margin	n/a	n/a	n/a	n/a	n/a
Add: D&A	n/a	n/a	n/a	n/a	n/a
Loss from impairment of non-current assets	—	—	—	—	—
Adjusted OIBDA margin	n/a	n/a	n/a	n/a	n/a

***

Attachment B

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, SWAP and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and As of December 31, 2017

(Amounts in millions of RUB)

	As of December 31,	As of December 31,
	2018	2017
NON-CURRENT ASSETS:
Property, plant and equipment	276,443	263,063
Investment property	2,177	407
Right-of-use assets	149,007	—
Intangible assets	135,069	113,678
Investments in associates	10,735	9,452
Deferred tax assets	11,190	5,545
Other non-current non-financial assets	5,038	2,048
Bank deposits and loans	30,653	—
Other investments	16,873	1,953
Accounts receivable (related parties)	2,545	2
Other non-current financial assets	7,329	8,890
Total non-current assets	647,059	405,038

CURRENT ASSETS:
Inventories	18,654	9,995
Trade and other receivables	34,543	28,017
Accounts receivable (related parties)	6,385	11,358
Bank deposits and loans	32,385	—
Short-term investments	47,863	50,757
VAT receivable	7,415	7,165
Income tax assets	3,887	2,838
Assets held for sale	2,694	1,276
Advances paid and prepaid expenses and other non financial current assets	5,546	3,894
Other financial current assets	25,487	146
Cash and cash equivalents	84,075	30,586
Total current assets	268,934	146,032

Total assets	915,993	551,070

EQUITY:
Equity attributable to owners of the Company	65,274	120,126
Non-controlling interests	12,291	4,079
Total equity	77,565	124,205

NON-CURRENT LIABILITIES:
Borrowings	365,072	228,040
Lease obligations	144,740	11,056
Deferred tax liabilities	24,439	23,773
Provisions	3,391	2,309
Bank deposits and liabilities	2,633	—
Other non-current financial liabilities	481	1,048
Other non-current non-financial and contract liabilities	2,201	3,968
Total non-current liabilities	542,957	270,194

CURRENT LIABILITIES:
Borrowings	3,063	63,673
Lease obligations	15,812	801
Provisions	70,911	9,852
Trade and other payables	53,623	47,314
Accounts payable (related parties)	1,301	1,102
Bank deposits and liabilities	108,821	—
Income tax liabilities	1,792	1,150
Other current financial liabilities	4,648	3,036
Other current non-financial and contract liabilities	35,500	29,743
Total current liabilities	295,471	156,671

Total equity and liabilities	915,993	551,070

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Amounts in millions of RUB except per share amount)

	Twelve months ended	Twelve months ended	Three months ended	Three months ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Service revenue	410,890	390,761	108,309	99,358
Sales of goods	69,403	52,150	21,755	17,466
Revenue	480,293	442,911	130,064	116,824

Cost of services	(112,401)	(123,779)	(30,221)	(31,226)
Cost of goods	(63,869)	(45,623)	(19,924)	(15,234)

Selling, general and administrative expenses	(87,946)	(95,186)	(24,731)	(25,310)
Depreciation and amortization	(104,588)	(79,912)	(26,525)	(19,618)
Other operating income / (expenses)	1,046	(1,746)	(567)	(681)
Operating share of the profit of associates	3,799	3,210	990	824
Impairment of non-current assets	(149)	(3,775)	(149)	(2,629)
Operating profit	116,185	96,100	28,937	22,950

Currency exchange (loss)/gains	(3,594)	1,301	(648)	37

Other (expenses)/income:
Finance income	5,981	5,548	2,144	1,502
Finance costs	(38,165)	(26,064)	(12,091)	(6,401)
Other income / (expenses)	3,444	(1,318)	1,337	(1,070)
Total other expenses, net	(28,740)	(21,834)	(8,610)	(5,969)

Profit before tax from continuing operations	83,851	75,567	19,679	17,018

Income tax expense	(16,969)	(18,977)	(2,152)	(5,987)

Profit for the period from continuing operations	66,882	56,590	17,527	11,031

Discontinued operation:

Loss after tax for the period from discontinued operation*	(59,050)	—	(3,298)	—

Profit for the period	7,832	56,590	14,229	11,031

Profit for the period attributable to non-controlling interests	(984)	(548)	(65)	(152)

Profit for the period attributable to owners of the Company	6,848	56,042	14,164	10,879

Other comprehensive income/(loss)
Items that will not be reclassified subsequently to profit or loss
Unrecognised actuarial gain/(loss)	167	(40)	(61)	(41)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	7,735	(3,279)	2,815	(2,227)
Net fair value (loss) / gain on financial instruments	(103)	495	451	106
Other comprehensive income/(loss) for the period	7,799	(2,824)	3,205	(2,162)
Total comprehensive income for the period	15,631	53,766	17,434	8,869
Less comprehensive income for the period attributable to the noncontrolling interests	(993)	(548)	(62)	(152)

Comprehensive income for the period attributable to owners of the Company	14,638	53,218	17,372	8,717

Weighted average number of common shares outstanding, in thousands - basic	1,873,563	1,953,779	1,837,425	1,927,070
Earnings per share attributable to the Group - basic:
EPS from continuing operations	35.17	28.68	9.50	5.65
EPS from discontinued operation	(31.52)	—	(1.79)	—
Total EPS - basic	3.65	28.68	7.71	5.65
Weighted average number of common shares outstanding, in thousands - diluted	1,875,721	1,955,558	1,839,147	1,928,574
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	35.13	28.66	9.49	5.64
EPS from discontinued operation	(31.48)	—	(1.79)	—
Total EPS - diluted	3.65	28.66	7.70	5.64

*Provision for liability with respect to SEC and DOJ investigation

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Amounts in millions of RUB)

	Twelve months ended	Twelve months ended
	December 31, 2018	December 31, 2017

Profit for the period	7,832	56,590

Adjustments for:
Depreciation and amortization	104,588	79,912
Finance income	(5,981)	(5,548)
Finance costs	38,165	26,064
Income tax expense	16,969	18,977
Currency exchange loss / (gain)	6,892	(1,301)
Change in fair value of financial instruments	(5,385)	(110)
Amortization of deferred connection fees	(3,904)	(2,876)
Share of the profit of associates	(2,889)	(2,774)
Inventory obsolescence expense	3,326	2,179
Allowance for doubtful accounts	3,201	2,923
Bank reserves	493	—
Change in provisions	13,534	14,347
Provision for liability with respect to SEC and DOJ investigation	55,752	—
Impairment of non-current assets	149	3,775
Other non-cash items	(3,479)	(657)

Movements in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables and contract assets	438	(3,514)
Increase in bank deposits and loans	(15,367)	—
(Increase)/Decrease in inventory	(11,292)	2,200
Decrease/(Increase) in VAT receivable	72	(1,145)
Decrease in advances paid and prepaid expenses	1,429	1,197
Decrease in trade and other payables, contract liabilities and other liabilities	(11,162)	(6,715)
Increase in bank deposits and liabilities	4,100	—

Dividends received	3,726	3,590
Income taxes paid	(19,777)	(22,427)
Interest received	10,016	3,319
Interest paid, net of interest capitalised	(37,056)	(23,366)
Net cash provided by operating activities	154,390	144,640

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(3,444)	(367)
Purchases of property, plant and equipment	(64,731)	(53,366)
Purchases of other intangible assets	(21,751)	(23,065)
Cost to obtain and fulfill contracts	(4,764)	—
Purchases of 4G licenses in Ukraine	(5,527)	—
Purchase of Avantage	(7,559)	—
Proceeds from sale of property, plant and equipment and assets held for sale	5,905	4,343
Purchases of short-term and other investments	(18,754)	(33,717)
Proceeds from sale of short-term and other investments	38,596	25,385
Investments in associates	(3,871)	(723)
Cash payments and proceeds related to SWAP contracts	6,892	—
Proceeds from sale of subsidiaries	619	—
Net cash used in investing activities	(78,389)	(81,510)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows from transactions under common control	(13,242)	—
Repayment of loans	(20,076)	(32,239)
Proceeds from loans	95,000	25,136
Repayment of notes	(27,983)	(12,042)
Proceeds from issuance of notes	27,550	45,000
Notes and debt issuance cost paid	(39)	(98)
Finance lease obligation principal paid	(13,577)	(774)
Dividends paid	(50,054)	(51,759)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	(981)	(1,766)
Repurchase of own shares	(22,655)	(21,896)
Other financing activities	133	(7)
Net cash used in financing activities	(25,924)	(50,445)

Effect of exchange rate changes on cash and cash equivalents	3,412	(569)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	53,489	12,116

CASH AND CASH EQUIVALENTS, at beginning of the period	30,586	18,470

CASH AND CASH EQUIVALENTS, at end of the period	84,075	30,586

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: March 19, 2019